                                                                    NEWS RELEASE

--------------------------------------------------------------------------------
                       Fantom Technologies Inc. Announces
                                  Appointments


TORONTO, October 27, 1999 - The Board of Directors of Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) has appointed Rikki Meggeson as Chair of the Board and Alan Hussey as Senior Vice President & General Manager. Both appointments are effective November 1, 1999.

Ms. Meggeson has made numerous contributions to the success of Fantom since joining the Board as a Director in 1989. She is credited with being the originator of the idea of using the name "Fantom" for the Company's products. Ms. Meggeson succeeds Kenneth Kelman. According to Mr. Kelman, "Rikki is well-positioned to lead the Board as we enter a new era for Fantom."

Mr. Kelman, who will continue to serve as a Director of Fantom, has been Chair of Fantom since 1989. Under his stewardship, the Company grew fifteen times in size, with all of the growth generated internally. Ms. Meggeson thanked Mr. Kelman for his leadership and dedication to the role of Board Chair saying, "Ken has guided us capably during this period of rapid expansion. We're pleased that he will continue to serve the Board as a Director."

Mr. Hussey joined Fantom in 1995 as Vice President, Manufacturing and has played an instrumental role in the Company's growth and success. In his new capacity, he will assume responsibility for a new line of products that will incorporate technologies being developed through the Company's association with Omachron Technologies, Inc. The Company expects to announce further details of this initiative early in the new year. Mr. Hussey will continue to oversee manufacturing operations at the Company's Welland, Ontario and West Columbia, South Carolina facilities until a successor for his current position is appointed.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. In the past five years, Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, fifty-three utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

For more information about this news release, please contact:

Allan Millman
President & CEO
416-622-9740 Ext. 232

Steve Doorey
Vice President, CFO
905-734-7476 Ext. 281

                                     -30-